UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For  the  month  of          February,  2003

Commission  File  Number     0-29586

                              EnerNorth industries inc.
                    (FORMERLY: ENERGY POWER SYSTEMS LIMITED)
                    ----------------------------------------
                    (Address of Principal executive offices)


      2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
      --------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F    X          Form  40-F
          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Yes                          No     X
                                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes                     No   X
                               ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82-  _________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     EnerNorth  industries  inc.
     (formerly:  Energy  Power  Systems  Limited)


Date:  February  28,  2003                    By:____"Sandra J. Hall"____ ______
     ---------------------                       -------------------------------
     Sandra  J.  Hall,
President,  Secretary  &  Director

BRITISH  COLUMBIA  SECURITIES  COMMISSION

INTERIM  REPORT
BC  FORM  51-901F
(Previously  Form  61)




--------------------------------------------------------------------------------
FREEDOM OF INFORMATION AND PROTECT OF PRIVACY ACT: The personal information requested on this form is collected under the authority of and used for the purposes of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street,
Vancouver,  B.C.  V7Y  1L2  Toll  Free  in  British  Columbia  1-800-373-6393.
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
ISSUER  DETAILS                           FOR THE SIX
NAME OF ISSUER                         MONTHPERIOD ENDED           DATE OF
                                                                    REPORT
                                           Y     M     D           Y     M    D
ENERNORTH  INDUSTRIES  INC.              2002   12    31         2003   02   28
(formerly  Energy  Power  Systems  Limited)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ISSUER  ADDRESS

2  Adelaide  Street  West,  Suite  301
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CITY/     PROVINCE     POSTAL CODE      ISSUER FAX NO.     CONTACT TELEPHONE NO.

Toronto    Ontario       M5H  1L6        416-861-9623             416-861-1484
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CONTACT  PERSON        CONTACTS  POSITION                CONTACT  TELEPHONE  NO.

Scott  Hargreaves     Chief  Financial  Officer                    416-861-1484
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CERTIFICATE
The  three  schedules  required  to  complete  this  Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE               PRINT  FULL  NAME              DATE OF REPORT
                                                                 Y      M     D
"Sandra  Hall"                     Sandra  Hall                2003    02    28
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE               PRINT  FULL  NAME              DATE OF REPORT
                                                                 Y      M     D
"James  C.  Cassina"               James  C.  Cassina          2003    02    28
--------------------------------------------------------------------------------













ENERNORTH  INDUSTRIES  INC.
FORM  51-901F-INTERIM  REPORT  FOR  December  31,  2002
February  28,  2003
PAGE  2
--------------------------------------------------------------------------------


SCHEDULE  A:     FINANCIAL  INFORMATION

See unaudited consolidated financial statements of the Company for the six month period ended December 31, 2002.

SCHEDULE  B:     SUPPLEMENTARY  INFORMATION

1.     ANALYSIS  OF  EXPENSES
       ----------------------

ENERGY  POWER  SYSTEMS  LIMITED
Statement  of  Administrative  Expenditures
For  the  six  month  period  ending  December  31


                                             2002        2001
                                          ----------  -----------
Administration                            $  203,373  $  131,180
Write down of marketable securities                -      91,186
Bad debts (recovery) expense                       -    (651,038)
Repairs and maintenance                       69,982      84,920
Advertising and promotion                     12,227     188,594
Vehicle operating                             67,226      67,271
Rent                                          26,195      30,679
Insurance                                     52,210      37,781
Exchange and filing fees                      63,062      44,044
Professional fees                            365,799     160,798
Municipal taxes                               24,006      32,139
Travel                                        87,119      49,153
Salaries and benefits                        846,259     769,663
Transfer agent fees                           31,262      27,244
Annual meeting & shareholder information     104,027     108,066
Utilities                                     54,105      38,899
----------------------------------------  ----------  -----------
Total administrative expenditures         $2,006,852  $1,210,579
----------------------------------------  ----------  -----------





2.     RELATED  PARTY  TRANSACTIONS
       ----------------------------

During the six month period ended December 31, 2002 the Company did not enter into any related party transactions.

ENERNORTH  INDUSTRIES  INC.
FORM  51-901F-INTERIM  REPORT  FOR  December  31,  2002
February  28,  2003
PAGE  3
--------------------------------------------------------------------------------





3.     SUMMARY  OF  SECURITIES  ISSUED  AND  OPTIONS  GRANTED  DURING THE PERIOD
       -------------------------------------------------------------------------

Please see note 4 of the unaudited consolidated financial statements for the six month period ended December 31, 2002.

4.     SUMMARY  OF  SECURITIES  AS  AT  END  OF  THE  REPORTING  PERIOD
       ----------------------------------------------------------------

Please see note 4 of the unaudited consolidated financial statements for the six month period ended December 31, 2002.


5.     LIST  OF  DIRECTORS  AND  OFFICERS:
       -----------------------------------

The directors and officers of the Company as at the date of this report are as follows:

     Directors:     James  C.  Cassina
                    Sandra  J.  Hall
                    Milton  Klyman
                    Ian  S.  Davey
                    Ramesh  K.  Naroola

     Officers:      James  C.  Cassina-  Chairman
                    Sandra  J.  Hall-President
                    Scott  T.  Hargreaves,  CA,  CFA  -  Chief  Financial
                                                         Officer

ENERNORTH  INDUSTRIES  INC.
FORM  51-901F-INTERIM  REPORT  FOR  December  31,  2002
February  28, 2003                                                        PAGE 4
--------------------------------------------------------------------------------



SCHEDULE  C:     MANGEMENT  DISCUSSION  AND  ANALYSIS

1.     DESCRIPTION  OF  BUSINESS
       -------------------------

Please see Management Discussion and Analysis for the six month period ended December 31, 2002.


2.     DISCUSSION  OF  OPERATIONS  AND  FINANCIAL  CONDITIONS
       ------------------------------------------------------

Please see Management Discussion and Analysis for the six month period ended December 31, 2002.


3.     SUBSEQUENT  EVENTS
       ------------------

Please see note 3 of the unaudited consolidated financial statements for the period ended December 31, 2002.


4.     FINANCINGS
       ----------

Please see note 4 of the unaudited consolidated financial statements for the period ended December 31, 2002.

5.     LIQUIDITY  AND  SOLVENCY
       ------------------------

Please see Management Discussion and Analysis for the six month period ended December 31, 2002.

                                   SCHEDULE C





                         EnerNorth  Industries  Inc.
                   (formerly  Energy  Power  Systems  Limited)


          Management's Discussion And Analysis of Financial Condition and Operating Results
          For  the  Six  Month  Period  Ending  December  31,  2002










    Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6 Telephone: 416
               861-1484 Facsimile: 416 861-9623 www.enernorth.com

 MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

     The following discussion and analysis of EnerNorth Industries Inc. (the "Company") should be read in conjunction with the Company's Unaudited Consolidated Financial Statements for the period ending December 31, 2002 and notes thereto and the Audited Consolidated Financial Statements for the fiscal years ended June 30, 2002, 2001 and 2000 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). For reference to differences between Canadian and US Generally Accepted Accounting Principles see note 17 of the Audited Consolidated Financial Statements.

     Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

OVERVIEW

     The Company is a corporation amalgamated under the laws of the Province of Ontario and Provincially registered in the Provinces of Alberta and Newfoundland and is an energy source and service company that operates an Industrial &
Offshore Division, and an Oil & Gas Division. The unaudited consolidated financial results for the six month period ending December 31, 2002 and 2001 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited ("M&M"), a Newfoundland and Labrador company, and M&M's wholly-owned subsidiary M&M Offshore Limited ("MMO"), a Newfoundland and Labrador company (reference to M&M may include MMO). M&M and MMO together operate from their 47,500 square foot fabrication facility and 15 acre property. M&M is an industrial, mechanical contractor. MMO (i) produces steel components for structures and heavy industry; (ii) manufactures pressurized vessels and tanks; and (iii) provides in-plant fabrication, welding and assembly services for the offshore oil sector and heavy industry.

     The activities of the Company's Oil & Gas Division include exploration, development and production of oil and natural gas. The Company's oil and gas properties are located in the Canadian Provinces of Alberta, Ontario and Prince Edward Island.

     CRITICAL ACCOUNTING POLICIES: The Company's significant accounting policies are described in the notes to the audited consolidated financial statements. It is increasingly important to understand that the application of generally accepted accounting principles involve certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.


     The most significant policies that impact the Company and its subsidiaries relate to revenue recognition policies, oil and gas accounting and reserve estimates, impairment of capital assets, accounting for joint ventures, the future income tax assets and liabilities, contingent liabilities and assets and valuation of the Company's investment in Konaseema EPS Oakwell Power Limited ("KEOPL").

     Revenue recognition: Revenue for M&M & MMO is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis, pursuant to which contract revenues are recognized by assessing the value of the work performed in relation to the total estimated cost of the contract based upon the contract value.

     Oil and gas revenue is recognized on actual production volumes and delivery of the product to the market, based on the operator's reports.

     Oil and gas accounting and reserve estimates: The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

     Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of oil by converting natural gas at 6,000 cubic feet of gas to 1 barrel of oil.

     Costs acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

     Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

     In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the Company's fiscal year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

     In applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenue at 10% and there is no deduction from the US GAAP ceiling test for estimated future general and administrative expenses and interest.

     Impairment of Capital Assets: The Company has written down the carrying value of its Port aux Basques property to its estimated net realizable amount of $0.1 million in 2002.

     Joint Ventures: The Company's Industrial & Offshore Division carries out part of its business in four joint ventures. The Company's unaudited consolidated financial statements include the Company's proportionate share of these joint ventures assets, liabilities, revenues and expenses.

     Future Income Assets and Liabilities: The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. The Company has $10.2 million of non-capital losses. The Company carries an income tax asset of $0.6 million related to those non-capital losses.

     Contingent liabilities and assets: On August 28, 2002 the Company was served a Writ of Summons from Oakwell Engineering Limited ("Oakwell") of Singapore, a former joint venturer in a power project in Andhra Pradesh, India. On November 8, 2002 the Company counter claimed against Oakwell for damages, costs and interest as referred to in Note 21 of the audited consolidated financial statements. No provision has been made in the unaudited consolidated financial statements for this claim. The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, the Company assesses the potential liability related to our pending litigation and will revise the estimate accordingly. Revision of our estimate of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differs adversely from that currently expected, it would result in a charge to earnings when determined.

     There are deficiencies in the State Government providing lender guarantees for the Karnataka, India power project. The Company is pursuing legal recourses against the Government of Karnataka and the Karnataka Power Transmission Corporation Limited. At the current time no assessment can be made of the actual recoverable amount. Accordingly no amount has been recorded in these unaudited consolidated financial statements.

     Valuation of the Company's Investment in KEOPL: The Company owns 11,348,200 ordinary equity shares of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing a Power project in Andhra Pradesh, India. Pursuant to the Revised VBC Agreement dated August 10, 2000 between the Company, VBC Group ("VBC"), KEOPL's parent company, and KEOPL, VBC shall purchase the Company's investment in KEOPL for INR 113,482,000 (approximately Cdn. $3,500,000) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

     On May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. On July 1, 2002, VBC raised a dispute regarding the purchase and sale of the KEOPL Shares. The Company is pursuing legal remedies against VBC and Oakwell.

     The investment in KEOPL is recorded at expected net recoverable amount of $3.5 million. The actual recoverable amount is dependant upon future events and could differ materially from the expected net recoverable amount.

RESULTS  OF  OPERATIONS

     The following discussion of the results of operations of the Company is a comparison of the Company's two six month periods ended December 31, 2002 and 2001.

     Revenue: The Company's consolidated revenues of $15.0 million for the six month period ending December 31, 2002 increased by 4% from $14.4 million reported during the same period the previous year. The increase was primarily derived from revenue increases from the Company's Industrial & Offshore Division.

     Gross Profit: Consolidated gross profit for the six month period ending December 31, 2002 was $1.9 million equal to $1.9 million in 2001. Gross profit remained constant as increased sales where offset by decreased gross margin percentages for the Industrial & Offshore Division versus the previous period. Gross margins for the Company's Oil & Gas Division decreased to ($0.02) million from $0.1 million during 2001. This decrease was in part due to increased depletion of the Company's reserves as well as increased cost of sales.


     Administrative expenses: Administrative expenses of $2.0 million for the six month period ending December 31, 2002 was 66% higher than administrative expenses of $1.2 million the previous year. A gain of $0.7 million on the settlement of a legal action during 2001 and increased professional fees in 2002 were principal factors accounting for the difference in administrative expenditures in the comparative period.

     Other income: Other income was $0.1 million for the six month period ending December 31, 2002 versus $0.0 million the previous period. Other income consists in principal of a gain on sale of marketable securities and interest income.

     Net earnings (losses) from Operations: As a result of the above consolidated loss from operations for the six month period ending December 31, 2002 was $0.1 million versus earnings of $0.2 million the previous comparable six month period.

     Net earnings (losses) from Operations Per Share: As a result of the foregoing, net losses from operations per share for the six month period ending December 31, 2002 decreased to a loss of $0.01 per share per share from earnings of $0.02 cents per share for the six month period ending December 31 2001.

     LIQUIDITY  AND  CAPITAL  RESOURCES

     Cash and cash equivalents at December 31, 2002 were $5.9 million, compared to $5.6 million for the period ending June 30, 2002. During the six month period ending December 31, 2002, the Company issued common shares for cash of $1.2 million. During the six month period the Company expended $0.1 million on the exploration and development of new oil and gas reserves as well as the acquisition of capital assets. In addition the Company increased its revolving line of credit by $0.5 million and repaid $0.3 million of shareholder loans. Cash of $0.2 million was received on the sale of marketable securities and cash of $0.3 million was used to fund the Company's working capital.

     The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of the Industrial &
Offshore Division and issuance of share capital. During fiscal 2003, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Industrial & Offshore Division, revenues from the Oil & Gas Division and further recovery of the Company's investment in KEOPL.

     The Company's Industrial & Offshore Division maintains their own bank line of credit facility. The Company's M&M and MMO subsidiaries credit facility, through Canadian Imperial Bank of Commerce ("CIBC") was initially entered into December 1994 and was amended on March 9, 2000. The CIBC credit facility currently allows M&M to borrow up to the lesser of (i) $1.75 million, or (ii) 75% of receivables to finance working capital requirements on a revolving basis. The CIBC credit facility is payable upon demand. As of December 31, 2002, the principal balance outstanding under the credit facility was $1.7 million ($0.3 million is also proportionately consolidated through Magna Services Inc.), compared to $1.5 million as at June 30, 2002. As security for repayment of the credit facility, M&M granted to CIBC a first priority lien on pledged receivables, inventory and specific equipment; a second priority lien on land, buildings and immovable equipment; and an assignment of insurance. MMO also guarantees the CIBC credit facility. The credit agreement requires M&M to satisfy certain financial tests, limits the amount of indebtedness M&M may incur and restricts the payment of dividends.

     M&M is indebted to RoyNat, Inc. ("RoyNat") in the amount of $0.5 million as of December 31, 2002 compared to $0.5 million at June 30, 2002. This indebtedness arose in connection with a mortgage loan, which was renewed August 2000.

     The original credit was offered on May 18, 1990 by RoyNat to M&M in connection with the purchase of its fabrication facility in St. John's, Newfoundland. The mortgage bears interest at RoyNat's cost of funds plus 3.25%, and is payable in monthly principal payments of $7,000, plus interest. As security, M&M granted a first priority lien on land and building, and a secondary lien on all other assets of M&M, subject to a first priority lien in favor of CIBC. M&M Offshore has also guaranteed this mortgage.

     OUTLOOK AND PROSPECTIVE CAPITAL REQUIREMENTS: The Industrial & Offshore Division is currently working on building a backlog of contracts. Further development of Atlantic Canada's offshore infrastructure could feed further growth for the Industrial & Offshore Division. In addition the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth strategies. At present the Company intends to expand its oil and gas interests.

     As part of the Company's oil and gas exploration and development program the Company expects to expend significant capital resources to expand its existing portfolio of proved and probable oil and gas reserves. These expenditures can be funded through existing cash held by the Company. Any excess expenditure may be funded by additional share capital issued by the Company, debt or by other means.

     During the period, one of M&M's joint ventures required an increase in its credit facility to the amount of $2,450,000. The facility is was repayable on demand on or before December 31, 2002 and bears interest at the bank's prime lending rate plus 2.00% per annum. As security for this facility, M&M confirmed that they would not claim repayment of $300,000 owed to them by the joint venture until December 31, 2002. M&M was also required to provide a guarantee of $500,000 until December 31, 2002. Subsequent to December 31, 2002 the postponement of $300,000 and the guarantee of $500,000 expired. M&M currently maintains a permanent postponement of $50,000 and permanent guarantee of $75,000.

     With respect to anticipated capital expenditures over the next twelve months, M&M is expected to expend approximately $0.5 million for new and used manufacturing and office-related equipment. Such equipment, which could be utilized to generate additional construction revenues, could be financed through capital leases with equipment manufacturers or credit arrangements with M&M's existing lenders, cash from its parent company or other means.

     The Company's future profitability over the longer term will depend upon its ability to successfully implement its business plan. M&M has, in the past, focused on manufacturing and fabricating process piping, production equipment, steel tanks and other metal products requiring specialized welding and fabrication abilities. Management believes that several opportunities are developing in the Atlantic provinces of Canada which will enable M&M to maintain and increase this business. These include proposed offshore oil and gas projects for the White Rose Oilfield, the Sable Island Offshore Energy Project, and the Hebron Oilfield, in addition to development of the Voisey's Bay nickel mine. It is also our belief that M&M will be afforded opportunities with respect to the upgrade and maintenance of existing area infrastructure including the Hibernia and Terra Nova oil fields, mechanical fabrication and maintenance of production equipment for refineries, pulp and paper mills (including environmental equipment) and private sector power generation projects (primarily for mining and natural resources).

TREND  INFORMATION

     SEASONALITY: The Company's Industrial & Offshore Division operates in a cyclical and seasonal industry. Fabrication industry activity levels are generally dependent on the level of capital spending in heavy industries such as mining, forestry, oil and gas and petrochemicals. In addition the Company is subject to seasonal levels of activity whereby business activities tends to be lower during the winter months. The level of industry profits, capacity-utilization in the industry and interest rates often affect capital spending in these industries. Success in fabrication will be dependent on the Industrial & Offshore Division's ability to secure and profitably perform fabrication contracts. Fixed price fabrication contracts contain the risk of bid error or significant cost escalation with regard to either labor or material costs, combined with a limited ability to recover such costs from the applicable client.

     The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.